SuccessFactors, Inc.
1500 Fashion Island Blvd., Suite 300
San Mateo, CA 94404
June 17, 2008
VIA EDGAR AND FACSIMILE: (202) 772-9210
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Michael F. Johnson

Re:	SuccessFactors, Inc.
Form S-1, filed June 3, 2008, as amended (Registration No. 333-151376)
Acceleration Request

Requested Date:	June 23, 2008

Requested Time:	4:00 PM E.D.T.
Ladies and Gentlemen:
     SuccessFactors, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statement on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.
     The Registrant hereby authorizes Jeffrey R. Vetter or William R. Schreiber, both of whom are associated with our counsel Fenwick & West LLP, to orally modify or withdraw this request for acceleration.
     The Registrant hereby acknowledges that:
•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We request that we be notified of such effectiveness by a telephone call to Jeffrey R. Vetter of Fenwick & West LLP at (650) 335-7631.

Sincerely, SuccessFactors, Inc.
By:	/s/ Julian K. Ong
Julian K. Ong
Vice President, General Counsel and Secretary

cc:	Lars Dalgaard, President and Chief Executive Officer, SuccessFactors, Inc.
Bruce C. Felt, Jr., Chief Financial Officer, SuccessFactors, Inc.
Jeffrey R. Vetter, Fenwick & West LLP
William R. Schreiber, Fenwick & West LLP